Exhibit 23.2

To the Board of Directors and Shareholders of

Cycurion, Inc. and its subsidiaries

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 13, 2022 to the Draft Registration Statement on Form S-4 (No. 333-     ), relating to the audit of the consolidated balance sheets of Cycurion, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
February 13, 2023	Certified Public Accountants
PCAOB ID: 1171